UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

PENTAIR LTD.

(Exact name of the registrant as specified in its charter)

Switzerland	001-11625	98-1050812
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Freier Platz 10, 8200 Schaffhausen, Switzerland

(Address of principal executive offices)

Angela D. Lageson

Senior Vice President, General Counsel and Secretary

(763) 545-1730

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Pentair Ltd. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at http://pentair.com/investors/sec-filings.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “3TG” or “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

The Company performed a reasonable country of origin inquiry, in which it surveyed over 11,500 direct suppliers, spanning over 81 enterprise resource planning systems, regarding whether its necessary 3TG have been sourced from any of the Covered Countries. Most of the responses the Company received indicated that either (1) to the best of such supplier’s knowledge, the 3TG in the components and materials that it supplied to the Company during 2013 did not originate from a Covered Country or (2) such supplier did not use 3TG in the materials and components that it supplied to the Company during 2013. In addition, none of the Company’s direct suppliers informed the Company that their 3TG originated from scrap or recycled sources. Further information regarding the Company’s reasonable country of origin inquiry is included in Section 2.2 of the Company’s Conflict Minerals Report, which is attached to this specialized disclosure report on Form SD as Exhibit 1.02. The disclosure set forth in Section 2.2 of the Conflict Minerals Report is incorporated by reference into this Item 1.01.

After reviewing the results of the country of origin inquiry, the Company determined that it had reason to believe that 3TG necessary for the functionality or production of its products may have originated from a Covered Country during 2013. As such, the Company proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas framework on the source and chain of custody of the conflict minerals. The Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the Securities and Exchange Commission.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.02	Conflict Mineral Report of Pentair Ltd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PENTAIR LTD.

By:	/s/ Angela D. Lageson	June 2, 2014
	Angela D. Lageson Senior Vice President, General Counsel and Secretary	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Mineral Report of Pentair Ltd.